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                                                       EXHIBIT 99(a)(5)(iv)


FOR IMMEDIATE RELEASE
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Media Contacts:    Chuck Burgess/Ian Campbell    Doug Kline/Michael Clark
                   Abernathy MacGregor Group     Sempra Energy
                   212-371-5999                  877-866-2066

Analyst Contact:   Clem Teng
                   Sempra Energy
                   877-736-7727


               SEMPRA ENERGY ANNOUNCES INCREASED 1999 EARNINGS,
                     SELF-TENDER OFFER, DIVIDEND REDUCTION


    FINANCIAL INITIATIVES TO ENHANCE FINANCIAL FLEXIBILITY, EPS GROWTH RATE
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     SAN DIEGO, Jan. 26, 2000 - Sempra Energy (NYSE: SRE) today simultaneously reported increased 1999 earnings and announced a tender offer and dividend reduction designed to further accelerate earnings growth and enhance the company's competitive position.

     Sempra Energy reported unaudited 1999 earnings of $394 million, or $1.66 per diluted share, up 34 percent from $294 million, or $1.24 per diluted share, for the year 1998. Unaudited earnings, excluding nonrecurring items, in 1999 rose to $408 million, or $1.72 per diluted share, up nearly 8 percent, from $379 million, or $1.60 per diluted share, in 1998.

     Sempra Energy has commenced a "Dutch Auction" self-tender offer to purchase up to 36 million shares, or approximately 15 percent, of outstanding common shares at a premium to the closing price of Sempra Energy's common stock on Tuesday, Jan. 25, 2000. The company intends to finance substantially all of the repurchase by issuing a combination of senior notes and trust preferred securities.

     Sempra Energy also plans to reduce the quarterly dividend payable on shares of its common stock to $0.25 per share ($1.00 annualized rate) from its previous level of $0.39 per share ($1.56 annualized rate).

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SEMPRA ENERGY ANNOUNCES 1999 EARNINGS / PAGE 2



     "These financial initiatives give us increased financial flexibility to invest in our growing domestic and international businesses, bring our dividend payout ratio in line with our industry peers and help us achieve our goal of increasing our compound average growth rate in earnings per share to 8 percent to 10 percent over the next three years," said Richard D. Farman, chairman and chief executive officer of Sempra Energy. "These initiatives are consistent with our strategies and our objective of being a focused, flexible and competitive energy services company.

     "Today's actions return capital to shareholders while maintaining a solid balance sheet, excellent cash flow and strong investment-grade credit ratings," Farman added.

     "We've successfully delivered on our primary performance objectives since Sempra Energy's creation 18 months ago," said Stephen L. Baum, vice chairman, chief operating officer and president of Sempra Energy. "We exceeded our earnings goal in 1999 and achieved profitability in our unregulated businesses one year ahead of target. We're on track to meet our objective to generate one-third of our earnings from these units by the end of 2003. We're particularly pleased with the progress of our energy trading and our international businesses. We've also produced returns from our California regulated utility operations that exceed their authorized rates of return on equity.

     "Going forward, we will intensify development of our growth businesses, including retail energy services, international utilities, trading and technology ventures," Baum said. "At the same time, we'll continue to enhance the competitive position and returns from our regulated delivery services in California and to add generation capacity in selected markets to support our retail businesses."


DIVIDEND REDUCTION

     The company plans to reduce the quarterly dividend payable on shares of its common stock to $0.25 per share ($1.00 annualized rate) from its previous $0.39 per share ($1.56 annualized rate) commencing with the dividend payable in the second quarter of 2000. Reducing the dividend rate improves the company's financial flexibility, increases cash flow available for investment in higher-growth businesses, and brings the company's dividend payout ratio in line with industry peers. This move positions Sempra Energy's common stock for increased growth in earnings per share and market value.

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SEMPRA ENERGY ANNOUNCES 1999 EARNINGS / PAGE 3



1999 Earnings

     Sempra Energy reported unaudited fourth-quarter 1999 earnings of $105 million, or $0.44 per diluted share, up 24 percent from $85 million, or $0.36 per diluted share, for the fourth quarter of 1998 (or, excluding nonrecurring items, up 18 percent from $89 million, or $0.38 per diluted share, in 1998).

     Revenues for Sempra Energy increased 8.8 percent to $5.5 billion in the full-year 1999, compared to $5.0 billion in 1998.

     The weighted average number of common shares outstanding (diluted) in 1999 increased to 237.6 million, versus 237.1 million in 1998.

     The following results from Sempra Energy's business units are exclusive of non-recurring costs:

     Southern California Gas Company recorded net income of $201 million in 1999, up from $193 million during the previous year, primarily due to increased sales to commercial and industrial customers, lower operating costs and 1998 regulatory contract settlements. Net income for San Diego Gas & Electric in 1999 was $192 million, down from $220 million in 1998, primarily due to reductions in its authorized rate of return and generation rate base, as well as to increased interest expense, all related to California's electric industry restructuring.

     For the full-year 1999, non-utility and new-business operations, including Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy International, Sempra Energy Resources, Sempra Energy Financial and the parent company, recorded net income of $15 million, compared to a net loss of $34 million last year. The improvement in results for this group of companies was due primarily to a $32 million net income increase by Sempra Energy Trading, a $14 million rise in net income by Sempra Energy International and an additional $8 million earnings contribution from Sempra Energy Financial. Sempra Energy Trading's profits rose due to a 37-percent increase in physical natural gas trading volumes and a successful entry into European markets. Sempra Energy International's earnings growth was generated primarily by its South American utilities, two of which - Chilquinta Energia and Luz del Sur - were acquired in 1999.

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SEMPRA ENERGY ANNOUNCES 1999 EARNINGS / PAGE 4


STOCK REPURCHASE PLAN

     Sempra Energy plans to repurchase up to 36 million shares of its common stock at a single, per-share price within a price range of $17.50 to $20.00 per share. Under the company's Dutch Auction tender offer, shareholders will have the opportunity to tender all -- or a portion of -- their shares at a price within this specified price range. The closing price of Sempra Energy's common stock on Tuesday, Jan. 25, 2000, was $17.25 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, the company will determine the single, per-share price within the range that will allow it to buy 36 million shares (or the lesser number of shares that are properly tendered at a price within the range). Shareholders whose shares are purchased in the offer will be paid the set purchase price net in cash, without interest, after expiration of the offer period.

     Neither Sempra Energy nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase.

     The tender offer will expire Feb. 25, 2000, at 5 p.m., EST, unless the company elects to extend the offer. The offer is subject to various conditions, including the company's obtaining long-term financing on satisfactory terms and conditions.

     Shareholders shortly will receive more detailed information about the repurchase plan through the tender offer mailing. The dealer manager for the offer is Goldman, Sachs & Co. The information agent is D.F. King & Co., Inc. Copies of the Offer to Purchase and related materials, dated Jan. 26, 2000, will be mailed to all shareholders. The terms of the offer and procedures for tendering are explained in detail in these materials. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer. Additional information or assistance may be obtained from the information agent by calling (800) 431-9645 (toll free) or (212) 269-5550 (call collect).

     Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 12,000 employees and annual revenues of $5.5 billion. Through its seven principal subsidiaries - Southern California Gas Company, San Diego Gas & Electric, Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy International, Sempra Energy Resources and Sempra Energy Financial - Sempra Energy serves 9 million customers in the United States, Europe, Canada, Mexico, and South America.


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SEMPRA ENERGY ANNOUNCES 1999 EARNINGS / PAGE 5



     This press release contains statements that are not historical fact and constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934,as amended (the "Exchange Act"). It has not been judicially determined that the safe harbor provided by Section 21E of the Exchange Act applies to forward-looking statements in a press release by an issuer regarding the issuer's business which also contains information relating to a tender offer. Some sentences may receive the benefit of the safe harbor, while others may not. When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause the Company's future results to differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties, include, among others: national, international, regional and local economic, competitive and regulatory conditions and developments; capital market conditions, inflation rates and interest rates; energy markets, including the timing and extent of changes in commodity prices; weather conditions; business, regulatory and legal decisions; the pace of deregulation of retail natural gas and electricity delivery; technological developments; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. These risks and uncertainties are further discussed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.


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